TERYL RESOURCES CORP.

Suite 240-11780 Hammersmith Way

Richmond, BC

V7A 5E9

NOTICE OF SPECIAL MEETING

NOTICE  IS  HEREBY  GIVEN  that  a  special  meeting  (the  “Meeting”)  of  TERYL  RESOURCES  CORP.  (the "Company")   will   be   held   at   #1620,   1185   West   Georgia   Street,   Vancouver,   British   Columbia,   on   Thursday, December 8, 2011 at 1:00 p.m.  At the meeting, the shareholders will receive consider resolutions to:

1.

To authorize the Company to dispose of its 20% participating interest in the Gil Property  to  Fairbanks Gold Mining Inc., as more particularly described in the Information Circular dated October 31, 2011; and

2.

To   transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

All  shareholders  are  entitled  to  attend  and  vote  at  the  Meeting  in  person  or  by  proxy.    The  Board  of  Directors requests  all  shareholders  who  will  not  be  attending  the  Meeting  in  person  to  read,  date  and  sign  the  accompanying proxy  and deliver it to Computershare Investor Services Inc. (“Computershare”). If a shareholder does not deliver a proxy  to  Computershare,  Attention:  Proxy  Department,  9th  Floor,  100  University  Avenue,  Toronto,  Ontario,  M5J 2Y1, or by fax at 1-866-249-7775, by 1:00 p.m. (Vancouver, British Columbia time) on Tuesday, December 6, 2011 (or  48  hours  (excluding  Saturdays,  Sundays  and  holidays)  before  any  adjournment  of  the  meeting  at  which  the proxy  is  to  be  used)  then  the  shareholder  will  not  be  entitled  to  vote  at  the  Meeting  by  proxy.  Only  shareholders  of record at the close of business on October 31, 2011 will be entitled to vote at the Meeting.

A Management Information Circular and Form of Proxy accompany this notice.

DATED at Vancouver, British Columbia, this 31st day of October, 2011.

ON BEHALF OF THE BOARD OF TERYL RESOURCES CORP. “John Robertson” John Robertson, President